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March 9, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:Fidelity Summer Street Trust (SEC File Nos. 002-58542 / 811-02737)

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of Fidelity Summer Street Trust (the "Trust") is Post-Effective Amendment No. 67 to the Trust's current effective Registration Statement on Form N-1A. This filing contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust.

This filing contains three Prospectuses and three Statements of Additional Information for Fidelity Capital & Income Fund, Fidelity Focused High Income Fund, Fidelity High Income Fund, Fidelity New Markets Income Fund and Fidelity Export and Multinational Fund.

The purpose of this filing is to add four new portfolios to the Trust.

Pursuant to Rule 485(a), the Trust elects an effective date of seventy-five days after filing, or such earlier date as may be designated by the Commission.

Please direct any comments or questions regarding this filing to me at 860-524-3937 or, if in writing, at Dechert LLP, 200 Clarendon Street, 27/th/ Floor, Boston, Massachusetts 02116.

Very truly yours,

/s/ Anthony H. Zacharski

Enclosures